JPMORGAN TRUST I

270 Park Ave.

New York, New York 10017

March 15, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Filing Desk

Re:	JPMorgan Trust I (the “Trust”) Withdrawal Application on behalf of the JPMorgan Research Market Neutral Fund (the “Fund”) Registration Statement on Form N-14 (File No. 333-221841)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Trust respectfully requests withdrawal of its registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of the JPMorgan Multi-Cap Market Neutral Fund (the “Acquired Fund”), a portfolio of JPMorgan Trust II, in which the Acquired Fund would transfer all of its assets to the Fund, a portfolio of the Trust, in exchange for shares of the Fund.

The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 25, 2018 (Accession Number 0001193125-18-019948), pursuant to Rule 485(a) under the Securities Act. The Trust confirms that no securities have been sold in connection with the offering contemplated by the Registration Statement. No filing fee was required or paid in connection with the filing of the Registration Statement.

After further consideration and discussion with the Securities and Exchange Commission (“Commission”) staff, the Trust is requesting the withdrawal of the Registration Statement. The Trust believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Trust requests that, in accordance with the provisions of Rule 477(a) under the Securities Act, the Commission accept this application for withdrawal of the Registration Statement.

Please contact me at (212) 648-2085 with any questions or comments regarding this matter.

Sincerely,

/s/ John T. Fitzgerald
John T. Fitzgerald
Assistant Secretary